[Downey Brand LLP letterhead]

September 5, 2008

United States Securities

and Exchange Commission

Division of Corporation Finance

Attn: Matt McNair  MS 4561

100 F Street, N.E.

Washington, DC 20549

Re:                               File No. 333-152151

Ladies and Gentlemen:

Central Valley Community Bancorp (the “Registrant”) has filed  registration statement No. 333-152151 on Form S-4 (“Registration Statement”) relating to the merger of the Registrant and Service 1st Bancorp (“Service 1st”).

Under the merger agreement, Registrant shall pay merger consideration to shareholders of Service 1st  consisting of 0.681818 of a share of Registrant common stock (the “Share Consideration”) and cash for each share of Service 1st common stock.  Additionally under the merger agreement, immediately prior to the merger, Service 1st shall redeem each of its outstanding stock options in exchange for a payment equal to the amount by which the value of the per share merger consideration exceeds the exercise price under each stock option.  A portion of the amount payable to the shareholders and option holders of Service 1st (collectively, “Former Shareholders”) shall be deposited into an escrow account (the “Escrow Fund”) to indemnify litigation and credit-related costs in connection with a loan participation agreement dispute.  Upon resolution of the dispute, the Former Shareholders would receive the balance, if any, in the Escrow Fund, as described in the Registration Statement.

You have asked us whether the right of Former Shareholders to receive the escrow balance upon resolution of the dispute constitutes a security that requires registration under the Securities Act of 1933 (“1933 Act”).

Based upon the reasoning, and subject to the qualifications and exceptions, set forth herein we are of the opinion that the right of Former Shareholders to receive the escrow balance upon resolution of the dispute does not constitute a security that requires registration under the 1933 Act.

Background to the Transaction and Escrow Fund

As disclosed in the Registration Statement, during the period in which the parties were negotiating the terms of the merger agreement, but prior to the time the merger agreement was finalized, Service 1st was made party to litigation arising from a loan in which Service 1st Bank (“Service 1st Bank”), the wholly owned subsidiary of Service 1st, held a $4,000,000 loan participation.

The parties negotiated a $3,500,000 hold back from the cash merger consideration that was otherwise intended to be immediately payable to the Former Shareholders, with the $3,500,000 to be placed in the Escrow Fund pending the resolution of the litigation.

The Escrow Fund will be used, if necessary, to indemnify Registrant and its wholly owned subsidiary, Central Valley Community Bank, from all losses and liabilities that are caused by or arise from or in connection with: (i) the loan participation agreement between Service 1st Bancorp and First Bank, dated January 3, 2006 (the “Loan Participation Agreement”); (ii) the loan covered by the Loan Participation Agreement; and/or (iii) the complaint entitled Regent Hotel, LLC v. First Bank et al. filed in Superior Court of California, County of Sacramento, Case Number 34-2008-00009879 (the “Regent Litigation”) (collectively, the “Identifiable Costs”).  Plaintiff Regent Hotel LLC, a California limited liability company and subsidiary of Regent Development, Inc., a California corporation, filed the Regent Litigation naming as defendants, First Bank in its capacity as the lead bank in a loan participation and East West Bank and Service 1st Bank in their capacities as loan participant banks.  The plaintiff claims that First Bank refused to fund a construction loan draw request and that East West Bank and Service 1st Bank interfered in the relationship between the plaintiff and First Bank which affected the decision by First Bank not to fund the draw request.  Service 1st Bank is a participant to the extent of a 9.915 percentage share equal to $4,000,000 in First Bank’s $40,342,000 construction loan to the plaintiff.  Plaintiff’s prayer for damages includes general, consequential and incidental damages according to proof in an amount in excess of $10 million, punitive damages, pre-judgment interest, costs of suit including reasonable attorneys fees and such other relief as the Court deems just and proper.

As disclosed in the Registration Statement, the $3,500,000 of cash to be placed in the Escrow Fund was a figure arrived at by negotiation of the parties. It is possible that no portion of the cash deposited into the Escrow Fund will ever be distributed to the Service 1st Bancorp shareholders.

As a result of the creation of the Escrow Fund, the cash portion of the merger consideration otherwise immediately payable to the former shareholders was reduced from the originally negotiated amount of approximately $2.50 per share, to approximately $1.17 per share (the “Immediately Payable Cash”), with approximately $1.33 per share allocated to the Escrow Fund.

Registrant would, as a result of the merger, have the obligation to pay the pro rata share of the Regent Litigation legal expenses of the lead bank under certain circumstances under the loan participation agreement.  It is highly probable that at least some part of this legal expense payment obligation will come out of the Escrow Fund, and, as such, an amount less than $1.33 per share will be distributed to the Former Shareholders upon the termination of the Escrow Fund.

The Registration Statement discloses that the parties expect that Service 1st shareholders will be taxed on the fair market value of future distributions of the approximately $1.33 per share of merger consideration that is deposited into the Escrow Fund, notwithstanding that the full value, or even any portion, of the Escrow Fund may not be distributed during calendar 2008 or at all; that Service 1st shareholders would bear tax on cash that they did not receive during calendar 2008 and may never receive; and that whether a Service 1st shareholder receives a distribution from the Escrow Fund, and the timing of any such distribution, will depend upon the outcome of the litigation the Escrow Fund was created to address.

Operation of Escrow Fund and Right to Receive Cash from Escrow Fund

Registrant and one or more representatives of the Former Shareholders will appoint a bank or trust company to administer the Escrow Fund in accordance with the terms of an escrow agreement signed among the parties.

Disbursements from the Escrow Fund will be made for the purposes of paying the Identifiable Costs incurred by Registrant.  The representative of the Former Shareholders will have the right to monitor and dispute disbursements from the Escrow Fund.

Other than the indemnification purposes set out above, the Escrow Fund has no other purpose, nor will it be used for any ongoing trade or business.

The Escrow Fund will terminate upon the later of (a) the date upon which the Regent Litigation is resolved completely by written settlement agreement or judgment, and all appeals have been finally decided and/or all applicable time periods for appeals have expired, and (b) either (i) the date upon which all amounts owed under the Loan Participation Agreement are irrevocably received by Central Valley Community Bank (as successor to Service 1st Bank by virtue of the merger) or (ii) the date that is six (6) months immediately following any revision to the loan by written agreement between the parties provided that all required payments are made by the borrower during such six (6)-month period.

Upon termination of the Escrow Fund, the remaining funds (“Escrow Remainder”) will be proportionately distributed from the Escrow Fund to the Former Shareholders (other than those who perfected dissenters rights) as a part of the consideration in the merger.

The per share allocation of cash to the Escrow Fund from what was originally contemplated to be merger consideration is made pro rata among the Former Shareholders.  Likewise, distribution of the Escrow Remainder, if any, will be made only to the Former Shareholders and will be made pro rata based on their former share and option holdings.

No form or certificate will be used to represent the right to receive the Escrow Remainder.  The right to receive the Escrow Remainder will not be transferable, although the parties expect that the right would be transferable by operation of law or by will.

The right of Former Shareholders to receive the Escrow Remainder does not carry voting or dividend rights, and does not bear a stated rate of interest.

The right of Former Shareholders to receive the Escrow Remainder does not represent an equity interest in Registrant, Central Valley Community Bank, or any other entity.

Neither the cash initially placed in the Escrow Fund, nor any interim balance in the Escrow Fund, nor the amount, if any, of the Escrow Remainder, will depend upon or be affected by the operating results of Registrant, Central Valley Community Bank, or any other entity.

Registrant has undertaken to provide annual reports to Former Shareholders showing assets and disbursements of the Escrow Fund, prepared in accordance with generally accepted accounting principles, together with a summary of the actions taken by the escrow agent during the year.

Reasoning Supporting the Opinion Presented

We have reviewed no action positions of the Staff in connection with similar questions that have arisen in connection with contingent payments resulting from merger transactions, focusing in particular on the no action letters relating to a liquidating trust in Marriot Residence Inn II Limited Partnership (May 8, 2002), and the cash escrows established in connection with a merger in Essex Communications Corp. (June 28, 1988), as well as no action letters cited therein.  We have reviewed additional no action letters relating to liquidating trusts, and conducted searches for no action letters or other precedents relating to cash escrows reserved for litigation, indemnity or other unresolved issues at the time of a transaction.

We have also reviewed the merger agreement, the escrow agreement, the Registration Statement, and the undertakings of the Registrant supplied to the SEC with respect to the Escrow Fund.

We have also reviewed statutory and case law rationales under which the right of Former Shareholders to receive the Escrow Remainder might be deemed to be a “security” or an “investment contract.”

The right to receive the Escrow Remainder does not fall within any of the specified instruments identified as a “security” as defined in Section 2(a)(1) of the 1933 Act, nor, more broadly, does it fall within the plain language or intended meaning of the 1933 Act:

“(a) Definitions

“When used in this title, unless the context otherwise requires—

“(1)         The term “security” means a any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.”  (emphasis added)

The right to receive the Escrow Remainder represents the right of the Former Shareholders to receive whatever is left of a portion of the merger consideration that would otherwise have been payable to the Former Shareholders, had formation of the

Escrow Fund not been triggered by the Regent Litigation. It is not “indebtedness,” as there will be no obligation to pay Former Shareholders any amount from the Escrow Fund if nothing remains in the Escrow Fund at its termination.

The right to receive the Escrow Remainder does not fall within “the ordinary concept of a security” as articulated in  Marine Bank v. Weaver, 455 U.S. 551 (1982).  While Marine Bank noted that while the definition of a “security” is broad,  the test for whether a security exists requires examination of the  “character the instrument is given in commerce by the terms of the offer, the plan of distribution, and the economic inducements held out to the prospect,’“ Id. at 556, concluding with the observation that “The broad statutory definition is preceded, however, by the statement that the terms mentioned are not to be considered securities if “the context otherwise requires . . . .”  Id. at 556, 557.

Clearly, the context here requires that the right to receive the Escrow Remainder be treated otherwise than as a security.  The Escrow Fund exists as a risk allocation mechanism between the parties, to prevent the Former Shareholders from receiving nothing if the litigation is resolved for less than $3,500,000, while preventing the Registrant and its shareholders from having to choose between bearing all $4,000,000 of the litigation risk or foregoing the merger.

Moreover, the Former Shareholders have no expectation of receiving any particular amount, or any amount, from the Escrow Fund.  No stated rate of return accrues with respect to the Escrow Fund or the Escrow Remainder. There are no voting or dividend rights attached to the Escrow Remainder. The Escrow Remainder does not depend upon, nor is it based upon or connect to, the success or failure of the ongoing business of Registrant.

Accordingly, the right to receive the Escrow Remainder is not an “investment contract”, as described in SEC v. W.J. Howey Co. (328 U.S. 293 (1946).  The right of the Former Shareholders to receive, at the end of the Escrow Fund, whatever the Escrow Remainder is does not represent a “reasonable expectation of profits to be derived from the entrepreneurial efforts of others.” United Housing Foundation v. Forman, 421 U.S. 837, 852 (1975).

Accordingly, the right of the Former Shareholders to receive the Escrow Remainder would not represent a security.

Finally, we note that in a review of the no action letters relating to liquidating trusts or escrow funds, the circumstances most often relate to formations of a trust or escrow in which assets other than cash are being held, such as real estate or other assets that are being offered for sale upon winding up of an entity.   In some instances there are combinations of assets and cash being held in trust, and we could identify only a small subset of those instances in which there was a cash escrow being held as a reserve in a transaction to resolve litigation or other contingencies.  See, e.g., Essex Communications Corp. (June 28, 1988), Quanex Corporation (July 28, 1989), Celina Financial Corporation (February 19, 1993), and JMB Income Properties, Ltd.-XIII (May 13, 1999) (“JMB”).

The Registrant has made undertakings to provide the Former Shareholders with financial and status reports relating to the Escrow Fund similar to those described in JMB.

In all other respects, the right of Former Shareholders  to receive the Escrow Remainder resulting from the merger has the attributes that are consistent with the factors enumerated in the no action letters relating to liquidating trusts and escrows (including the grant of rights pro rata; the lack of transferability; the lack of voting or dividend rights or stated rate of interest; the fact that the right does not represent an  equity or ownership interest in any entity participating in or resulting from the merger; the independence of payment of the Escrow Remainder from operating results of any entity participating in or resulting from the merger; the limited purpose of the Escrow Fund; the limited life of the Escrow Fund; and the periodic reports to the Former Shareholders).

While the no action letters do not set forth an expression by the SEC or its staff that such rights are not securities, and accordingly we do not rely on the no action letters in providing you the opinion herein, we note that the no action positions are consistent with the opinion herein.

For the reasons set forth herein, we are of the opinion that the right of the Former Shareholders to receive the Escrow Remainder does not represent a security for which registration would be required under the 1933 Act.

Very truly yours,

DOWNEY BRAND LLP

/s/ Downey Brand